Ehibit 99

                                 [UNILEVER LOGO]

                             N E W S   R E L E A S E


                          Unilever United States, Inc.

Media Relations Contact:
Nancy Goldfarb
212-906-4690                                       FOR RELEASE AT 2:00 A.M. EST



                             UNILEVER AGREES SALE OF
                           MEXICAN EDIBLE OIL BUSINESS


New York, NY - March 9, 2004 -- Unilever Mexico has agreed to sell its edible oils and white fats business to a Mexican subsidiary of Associated British Foods plc, for US$ 110 million cash. Subject to regulatory approval, the transaction is expected to be completed within two months.

The brands transferring ownership are Capullo bottled canola oil, Mazola edible oil and Inca white fat. Together they had sales in Mexico of some US$ 124 million in 2003. No personnel are transferring.

ACH Food Companies Inc, a US subsidiary of Associated British Foods plc, acquired the Mazola and other brands in the US and Canada in 2002.

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